Exhibit 10

January 13, 2009

Rishi Varma, Esq.

Corporate Secretary

Trico Marine Services, Inc.

10001 Woodloch Forest Dr.

Suite 610

The Woodlands, Texas  77380

Dear Mr. Varma:

I am writing in response to your letter to Frode Jensen dated January 5, 2009 regarding our letter of December 23, 2008 in which we advised Trico Marine Services, Inc. (the “Company”) of our intent to submit a proposal to declassify the Company’s Board of Directors at the 2009 annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

We have agreed to revise the proposal as requested in your letter.  A copy of the revised proposal is attached in Annex I to this letter.  We confirm our intention to present the proposal as revised at the 2009 annual meeting and request that it be included in the Company’s proxy materials for use at that meeting.

Please do not hesitate to contact me regarding this letter.  You may also direct questions or correspondence to our counsel, Frode Jensen, at Holland & Knight LLP.

Very truly yours,

KISTEFOS AS

Åge Korsvold
Chief Executive Officer

cc:	Joseph S. Compofelice
Myles W. Scoggins

ANNEX I

Proposal:

RESOLVED that the stockholders of Trico Marine Services, Inc. (the “Company”) request the Board of Directors to take the necessary steps to provide that all directors have a one-year term of office, including approval of amendments to the Certificate of Incorporation and the Bylaws of the Company to eliminate the “classified” Board of Directors terms and submission of such amendments for stockholder approval to the extent required.  The Board declassification may be completed in a manner that does not affect the unexpired terms of previously elected Directors.

Supporting Statement:

The election of corporate directors is a primary avenue for stockholders to influence corporate affairs and ensure management accountability. However, under the classified voting system at the Company, individual directors face election only once every three years, and stockholders only vote on roughly one-third of the Board of Directors each year. In our opinion, such a system serves to insulate the Board of Directors and management from stockholder input and the consequences of poor financial performance.

By eliminating the classified Board of Directors, we believe the Company will permit stockholders to register their views annually on the performance of the Board of Directors and each individual director. We feel this will promote a culture of responsiveness and dynamism, qualities necessary to meet the challenges that the Company faces.

We submit that by introducing annual elections and eliminating the classified Board of Directors at the Company, management and the Board of Directors will be more accountable to stockholders.

We believe that by aligning the interest of the Board of Directors and management with the interests of stockholders, our Company will be better equipped to enhance stockholder value.

For the above reasons, we urge a vote FOR the resolution.